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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and six months ended June 30, 2016 and 2015, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Earnings:
Income before taxes	$70,572	$88,591	$154,137	$170,577
Fixed charges	79,071	71,533	151,056	146,245

Total earnings	$149,643	$160,124	$305,193	$316,822

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$79,059	$71,512	$151,030	$146,206
Estimate of the interest component of rental expense	12	21	26	39

Total fixed charges	$79,071	$71,533	$151,056	$146,245

Ratio of earnings to fixed charges	1.89	2.24	2.02	2.17

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES